EXHIBIT 21.1

FIRST BANKS, INC.

SUBSIDIARIES

(As of December 31, 2008)

The following is a list of our subsidiaries and the jurisdiction of incorporation or organization:

Name of Subsidiary	Jurisdiction of Incorporation or Organization

The San Francisco Company (1)	Delaware

Coast Financial Holdings, Inc. (1)	Florida

First Bank	Missouri

Adrian N. Baker & Company	Missouri

First Land Trustee Corp.	Missouri

First Bank Business Capital, Inc.	Missouri

Missouri Valley Partners, Inc.	Missouri

Universal Premium Acceptance Corporation	Missouri

UPAC of California, Inc.	California

Small Business Loan Source LLC (2)	Nevada

FB Holdings, LLC (3)	Missouri
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(1) The San Francisco Company and Coast Financial Holdings, Inc. owned 96.82% and 3.18%, respectively, of First Bank at December 31, 2008.
(2) First Bank owned 76.00% of Small Business Loan Source LLC at December 31, 2008.
(3) First Bank owned 53.24% of FB Holdings, LLC at December 31, 2008.